UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 21 through April 27, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                        Progress on share repurchase programme KPN, dated April 21, 2006;

•                                        Residential phone calls without subscription with Slim, dated 27 April, 2006.

Press release

Progress on share repurchase programme KPN	Date
21 April 2006

Number
030pe

In light of the share repurchase programme announced on February 7, 2006, Koninklijke KPN N.V. announces that during the week of April 17 through April 21, 2006 3,890,000 of KPN shares were repurchased at an average price of EUR 9.16. Therewith approximately 9.8% of the repurchase programme has been completed. The repurchase programme started on March 20, 2006 and will end on December 31, 2006.

Press release

Residential phone calls without subscription with Slim	Date
27 April 2006

Number
031pe

On May 1, KPN will be introducing “Slim”, a new brand comprising a cheap and simple solution for residential phone calls. Slim is designed for customers with average to above average home phone use - families for instance.

Slim customers pay no subscription fee for line rental; they only pay for their calls. Slim 500 gives them 500 minutes of talk-time to all fixed numbers in the Netherlands for € 19.95 a month. For people who use more than that, there is also a package offering 1000 minutes of talk-time a month. Calls to other Slim customers are free. Slim also offers competitive and transparent rates for international and fixed-to-mobile calls.

Slim makes use of KPN’s digital IP network. To attract customers who still use dialup internet access, the Slim package also includes a free internet connection which is twice as fast as their dial-up connection. Switching is easy. Customers keep their own number and handset, and are billed monthly.

“These days, many customers are no longer prepared to pay a rental fee for their fixed line, but would rather pay for the talk-time they actually want to use. After all, they already have the choice between prepaid and subscription for their mobile phones. Slim is KPN’s response to this trend. By offering Slim alongside our other packages, we have an excellent offer for every purse and every caller profile,” says Michiel Buitelaar, director of KPN’s consumer segment.

For more information about Slim, visit www.slimbellen.nl.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 1, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel